Exhibit 99.1

POTOMAC CAPITAL PARTNERS II, LLC
825 Third Ave, 33rd Floor
New York, New York 10022

February 13, 2013

VIA ELECTRONIC DELIVERY & OVERNIGHT MAIL

The Board of Directors
PLX Technology, Inc.
870 W. Maude Avenue
Sunnyvale, California 94085

Dear Members of the Board,

As you know, Potomac Capital Management II, LLC, together with its affiliates (“Potomac”), is a significant shareholder of PLX Technology, Inc. (“PLX” or the “Company”), with ownership of approximately 5.1% of the outstanding shares of common stock of the Company.  We are writing to express our grave disappointment over the Company’s failure to provide a meaningful response to the serious concerns outlined in our letter of January 25, 2013.  We have stated very clearly our belief that, in the current context, in order to maximize value for shareholders the Board of Directors (the “Board”) must immediately commence a process of thorough review of all strategic alternatives available to PLX.

Action must be taken decisively and urgently. The response we received from David Raun, the recently appointed President and CEO of the Company, stating that he and Arthur Whipple, the Company’s CFO, will try to schedule time to meet with us as part of the senior management’s periodic meetings with investors regarding routine communications is disturbing.  The issues we have raised are far too serious to be dismissively treated as routine communications and deserve the immediate attention of the Board.  Coupled with the curt and uninformative statement during the 2012 fourth quarter earnings call that the “…Board is in the process of considering the Potomac letter [and they] do not intend to take questions or make further comment on this matter,” the reaction of the Company appears clearly designed to obstruct constructive dialogue and ignore the substance of the matter.

We further find the excuse that the Board does not have time to meet with a concerned significant shareholder rather disingenuous when taken in the context of the recent amendment to the Company’s organizational documents to implement a number of shareholder unfriendly defensive provisions.  The Company’s announcement only four days after we filed a Schedule 13D with the SEC and made our views public is clearly reactive to our filing.  In short, while the Board could not find the time to meet with us and hear the concerns of a significant shareholder, it found the time to take defensive actions to help entrench the position of the incumbent directors and isolate themselves from the constructive input of PLX’s shareholders. It is very hard to justify this Board’s actions and not view them for what they are --a troubling disregard for shareholder concern.

It is clear that shareholder value can best be created by capitalizing on the historic interest in PLX from potential acquirers, while leveraging the improved operating model of the Company.  There is significant strategic value in PLX’s dominant position in the PCI Express market which coupled with the cost synergies that a large acquirer could recognize, would drive an acquisition value substantially higher than what the Company could achieve as a standalone business.  Notably, the Company received an all-cash acquisition offer during the “go-shop” period of the now abandoned transaction with Integrated Device Technology, Inc. (the “IDTI Transaction”).  Since then, efforts to pursue a prudent strategy by divesting of non-core businesses and streamlining expenses have helped increase PLX’s appeal to potential buyers even more.  Overall, we strongly believe that the Company’s strong fundamentals make it an attractive target of strategic interest.  Our concern is that this Board will not translate this strategic interest into a value-maximizing transaction.

We note that historically the Board has taken difficult but necessary steps to unlock value for shareholders only when faced with a proxy contest by a shareholder.  The IDTI Transaction was provoked by the efforts of a fellow shareholder, Balch Hill Capital LLC, to effect change at the Company, including by its submission of formal nominations of director candidates for election at the 2012 annual meeting of shareholders.  In our view, shareholders have a legitimate concern over this Board’s commitment to proactively enhance shareholder value.  We further doubt the current Board’s objectivity in assessing what is best for the Company and its shareholders.  For instance, we question whether a PLX veteran and first time chief executive officer, Mr. Raun, may be too inclined to run the Company as a standalone business even if this is not optimal for the PLX shareholders.  The Company’s shareholders deserve an objective assessment of whether a sale of the Company will maximize value.  However, we have no faith that this Board will ever act to realize the value of the shareholders’ investment.

We believe that change in the Board is necessary at this time to break from the current Board’s historic complacency and reactive practices and ensure objective analysis of value enhancing opportunities.  We are deeply cognizant of the impending deadline for the nomination of director candidates to the Board for election at the 2013 annual meeting of shareholders and are prepared to pursue our rights and responsibility as shareholders to seek much needed change in the Board composition.  We remain open to engaging in a constructive dialogue with the Board regarding our serious concerns outlined above.

Sincerely,

/s/ Eric Singer

Eric Singer

Co-managing member
Potomac Capital Management II, LLC

cc:           Steve Wolosky, Esq., Olshan Frome Wolosky LLP